SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company)

RAMTRON INTERNATIONAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

Eric. A. Balzer

Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

(719) 481-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, as amended from time to time, the “Statement”) originally filed by Ramtron International Corporation, a Delaware corporation (the “Company,” “Ramtron” or “we”), with the Securities and Exchange Commission (“SEC”) on July 5, 2012, as amended on July 16, 2012 and August 28, 2012, relating to the unsolicited tender offer by Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), including associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of April 19, 2001 and amended March 2, 2011, between Ramtron and Computershare Trust Company, N.A., at a purchase price of $2.88 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012, as amended on June 28, 2012, July 3, 2012, July 20, 2012, August 6, 2012, August 20, 2012 and August 27, 2012 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 1. Subject Company Information

The paragraph on page 2 of the Statement under the heading “Securities” is deleted in its entirety and replaced with the following:

“The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.01 per share (“Common Stock”), including associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of April 19, 2001 and amended March 2, 2011, between Ramtron and Computershare Trust Company, N.A. As of July 31, 2012, there were 35,432,809 shares of Common Stock outstanding.”

Item 2. Identity and Background of Filing Person

The section beginning on page 2 of the Statement under the heading “Tender Offer and Proposed Merger” is deleted in its entirety and replaced with the following:

“This Statement relates to the unsolicited tender offer by Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price of $2.88 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012, as amended on June 28, 2012, July 3, 2012, July 20, 2012, August 6, 2012, August 20, 2012 and August 27, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2012, as amended on June 28, 2012, July 3, 2012, July 20, 2012, August 6, 2012, August 20, 2012 and August 27, 2012 by Purchaser and Cypress.

The Schedule TO indicates that the purpose of the Offer is to acquire the entire equity interest in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all issued and outstanding Shares. Cypress and Purchaser intend, as soon as practicable after consummation of the Offer, to seek to have Ramtron consummate a merger or other business combination with Ramtron and Purchaser or another subsidiary of Cypress (the “Proposed Merger”). At the effective time of the Proposed Merger, Purchaser intends that each Share then outstanding (other than Shares held by Ramtron, Cypress, Purchaser or any other subsidiary of Cypress or Ramtron and Shares held by Ramtron’s stockholders who shall have in writing properly demanded appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) shall be cancelled and converted automatically into the right to receive $2.88 per Share (or such other purchase price as shall be paid in the Offer), in cash (less any applicable withholding taxes and without interest).

The Schedule TO provides that the Offer is conditioned upon numerous conditions including, among other conditions, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including Purchaser), shall constitute a majority of the then outstanding Shares on a fully diluted basis, (ii) the board of directors of Ramtron (the “Board”) redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, (iii) the Board having approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the DGCL (“Section 203”) or Purchaser being satisfied that such Section 203 does not apply to or otherwise restrict the Offer or the Proposed Merger, (iv) Ramtron not having entered into or effected any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Cypress’s ability to acquire Ramtron, and (v) no person shall have made or proposed a tender or exchange offer for some or all of the Shares. In addition, all of the conditions are for the sole benefit of Cypress, Purchaser and their affiliates and may be asserted by Cypress or Purchaser in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied, may be waived by Purchaser or Cypress in whole or in part at any time and from time to time prior to the expiration of the Offer in their reasonable discretion.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

In addition, the Schedule TO states that if the Board has not taken all actions within its power to cause the conditions contained in the Offer to Purchase to be satisfied, Purchaser may determine to solicit stockholder consents to, among other things, remove the current members of the Board and elect a slate of nominees to the Board and to effect certain changes with respect to Ramtron’s bylaws to facilitate such matters.

According to the Schedule TO, Cypress’s principal executive office is located at 198 Champion Court, San Jose, CA 95134-1599 and its telephone number at such address is (408) 943-2600, and the principal executive office of Purchaser is located at One 198 Champion Court, San Jose, CA 95134-1599 and its telephone number at such address is (408) 943-2600.

With respect to all information described in this Statement or the annexes and exhibits to this Statement contained in the Offer to Purchase, the related Letter of Transmittal, the Schedule TO, and any exhibits, amendments or supplements thereto, including information concerning Cypress and Purchaser or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Cypress or Purchaser to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is deleted in its entirety and replaced with the following:

“Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 23, 2012 (the “2012 Proxy Statement”), relating to the Company’s 2012 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Ramtron or any of its affiliates, on the one hand, and (i) Ramtron or any of its executive officers, directors or affiliates, or (ii) Cypress, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2012 Proxy Statement: “Security Ownership of Principal Stockholders and Management,” “2011 Compensation of Directors,” “Executive Compensation and Other Information,” and “Certain Relationships and Related Transactions.”

Any information contained in the pages from the 2012 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Cypress and its Affiliates

According to the Schedule TO, as of June 21, 2012, Cypress beneficially owns 1,667,584 Shares, representing approximately 4.7% of the outstanding Shares.

Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger

As a group, the directors and executive officers of the Company hold an aggregate of approximately 379,000 Shares as of August 31, 2012. In the event that the directors or executive officers were to tender any Shares they own for purchase pursuant to the Offer, or if the Proposed Merger were to occur and the directors and executive officers did not exercise their appraisal rights, the directors and executive officers would receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares or do not exercise their appraisal rights, as the case may be. If the directors and executive officers were to tender all of the 379,000 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by Purchaser for $2.88 per Share, the directors and executive officers would receive an aggregate of approximately $1,092,000 in cash, less applicable withholding taxes. To the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Equity-Based Awards Held by Directors and Officers of the Company

Set out below is a discussion of the treatment in connection with the Offer and Proposed Merger of various equity incentive compensation awards held by the Company’s directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the directors and executive officers in respect of such awards in connection with the Offer and Proposed Merger, the discussion below assumes that the directors and executive officers will not exercise their appraisal rights in connection with the Proposed Merger (i.e., that they will receive the same $2.88 per Share consideration being offered to all other stockholders of the Company in connection with the Offer and Proposed Merger).

Treatment of Stock Options

Upon a change in control of the Company (which specifically includes a proposed sale of all or substantially all of the assets or stock of the Company or a merger or consolidation of the Company with or into another company, as a result of which the Company is not the surviving and controlling company or as a result of which the outstanding Shares are exchanged or converted into cash or property or securities not of the Company, as set forth in the Company’s 2005 Amended and Restated Incentive Award Plan, (the “2005 Plan”)) all options held by directors and executive officers of the Company will become fully vested and exercisable if not assumed or substituted by the successor company. In addition, the administrator of the Company’s 2005 Plan (generally the Board or a committee of the Board) may accelerate vesting of stock options at any time. Assuming all outstanding stock options are vested upon consummation of the Offer and are exercised immediately prior to the consummation of the Proposed Merger, the approximate value of the net cash payments that each of the Company’s directors and executive officers could receive (before any applicable withholding taxes) from option exercises (i.e., the excess, if any, of the $2.88 per Share Offer price over the per Share exercise price of the respective options multiplied by the total number of Shares subject to such options) is set forth in the table below.

The information in the following table is based on the number of options with a per Share exercise price less than the $2.88 per Share Offer price held by the Company’s directors and executive officers as of August 31, 2012.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Proposed Merger ($)
William G. Howard, Jr.(1)	345,000	214,000	—	—	214,000
Eric A. Balzer	169,532	158,742	59,843	63,996	222,738
William L. George	170,000	112,200	—	—	112,200
Theodore J. Coburn	170,000	112,200	—	—	112,200
Eric Kuo	20,000	24,000	—	—	24,000
James E. Doran	—	—	—	—	—
Ying Shiau	6,250	2,938	18,750	8,812	11,750
Peter L. Zimmer	—	—	—	—	—
Gery E. Richards	—	—	65,000	57,200	57,200

(1)	Options were granted under the 2005 Plan and the Company’s 1995 Stock Option Plan.

Treatment of Restricted Stock

Similar to the treatment of options, upon a change in control of the Company (which specifically includes a proposed sale of all or substantially all of the assets or stock of the Company or a merger or consolidation of the Company with or into another company, as a result of which the Company is not the surviving and controlling company or as a result of which the outstanding Shares are exchanged or converted into cash or property or securities not of the Company, as set forth in the 2005 Plan), all Shares of restricted stock held by the Company’s directors and executive officers will become fully vested if not assumed or substituted by the successor company. In addition, the administrator of the 2005 Plan may accelerate vesting of unvested Shares of restricted stock at any time. Assuming all unvested Shares of restricted stock are vested upon consummation of the Offer, the holder of such Shares would be have the right to receive the $2.88 Offer price (subject to any applicable withholding of taxes required by applicable law) for each such Share. The approximate value of the cash payments that each of the Company’s directors and executive officers would receive in exchange for Shares of restricted stock is set forth in the table below. This information is based on the $2.88 Offer price and the number of Shares of restricted stock held by the Company’s directors and executive officers as of August 31, 2012.

Name of Executive Officer or Director	Number of Shares That Have Not vested	Cash Consideration for Unvested Shares ($)
William G. Howard, Jr.	10,000	28,800
Eric A. Balzer	183,337	528,011
William L. George	10,000	28,800
Theodore J. Coburn	10,000	28,800
Eric Kuo	10,000	28,800
James E. Doran	20,000	57,600
Ying Shiau	48,314	139,144
Peter L. Zimmer	140,327	404,142
Gery E. Richards	25,250	72,720

The following table sets forth the approximate total amount of consideration that each director and executive officer of the Company would be entitled to receive in connection with the consummation of the Offer and Proposed Merger as a result of the Company equity interests held by each director or executive officer as of August 31, 2012. The table does not include payments if the executive officers were to be terminated in connection with the Offer. Such payments are detailed below in the section entitled “Potential Severance and Change in Control Benefits of Executive Officers.”

Name of Executive Officer or Director	Cash Consideration for Vested/Owned Shares ($)	Cash Consideration for Unvested Shares ($)	Cash Consideration for Stock Options ($)	Total Cash Consideration in connection with Offer and Proposed Merger ($)
William G. Howard, Jr.	105,852	28,800	214,400	349,052
Eric A. Balzer	765,135	528,011	222,738	1,515,883
William L. George	62,652	28,800	112,200	203,652
Theodore J. Coburn	33,852	28,800	112,200	174,852
Eric Kuo	61,713	28,800	24,000	114,513
James E. Doran	14,400	57,600	—	72,000
Ying Shiau	46,598	139,144	11,750	197,493
Peter L. Zimmer	—	404,142	—	404,142
Gery E. Richards	—	72,720	57,200	129,920

Potential Severance and Change in Control Benefits of Executive Officers

The Company’s executive officers (Messrs. Balzer, Richards, Shiau, and Zimmer) previously have executed Change in Control Severance Agreements with the Company providing for specified payments and benefits in the event of a termination of employment without “Cause” or a resignation for “Good Reason” during the period commencing on the 60th calendar day prior to a “Change in Control” and ending on the first anniversary of the Change in Control. Consummation of the Proposed Merger, or the acquisition by Purchaser of fifty percent (50%) or more of the outstanding Shares or the combined voting power of the Company’s outstanding securities entitled to vote generally in the election of directors, would be a Change in Control under these agreements. Assuming a termination of employment without Cause or a resignation for Good Reason within the time periods set forth above, the Company’s executive officers would be entitled to the following payments and benefits, subject to conditions specified in the agreements including execution and non-revocation of a release of claims and compliance with non-competition obligations:

1.	The executive officer’s earned but unpaid base salary through the date of termination, together with all other amounts (including bonuses) and benefits to which the executive officer is entitled under any benefit or bonus plan of the Company earned but unpaid at the time of termination;

2.

Severance pay in an amount equal to the executive officer’s annual base salary multiplied by two-and-one-half (for Mr. Balzer), by two (for Mr. Zimmer), and by one-and-one-half (Mr. Richards, and Mr. Shiau), with base salary determined as of the first day of the year in which the Change in Control occurs except for Mr. Richards whose base salary for these purposes is his base salary payable in connection with his promotion to Chief Financial Officer (as set forth in the Current Report on Form 8-K filed by the Company with the SEC on May 9, 2012); these amounts generally are paid in equal monthly installments over the 12-month period commencing on the 61st day after termination of employment;

3.	For the period beginning on the date of termination and ending 12 months (18 months for Mr. Balzer and Mr. Zimmer) following the date of termination (or, if earlier, the date on which the executive officer accepts employment with another employer that provides comparable benefits in terms of cost and scope of coverage and without a preexisting condition limitation or exclusion with respect to the executive officer), the Company shall pay for and provide the executive officer and his dependents with healthcare benefits, on a tax-free basis, that are substantially the same as the benefits provided to the executive officer immediately prior to the date of termination; provided, however, if the Company determines such Company-provided benefits violates applicable law, the Company instead will provide a lump sum cash payment in an amount equal to 12 multiplied by the amount executive officer would be required to pay on a monthly basis if the executive officer elected to continue benefits under applicable law (generally referred to as continuing benefits under COBRA);

4.	All restricted stock or other equity incentive awards held by the executive officer will become vested and all stock options will become exercisable.

In the event the executive officer is subject to excise taxation under Section 4999 of the Internal Revenue Code of 1986, as amended, severance payments shall be paid so as result in the maximum benefit being payable to the executive; provided, however, that the Company will not reimburse the executive officer for any excise taxes.

Under the agreements, a termination without “Cause” generally means a termination in the absence of the following: (i) the executive officer’s conviction of or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; (ii) the executive officer’s conviction of any crime constituting fraud, theft or misappropriation of Company property, or of any other crime that materially injures the Company’s business or reputation; (iii) the executive officer’s material violation or breach, as determined by the Board, of the Company’s Code of Business Conduct and Ethics, as in effect from time to time; (iv) the executive officer’s willful or intentional failure to comply in all material respects with a specific direction given by the Board or, for all executive officers other than Mr. Balzer and Mr. Zimmer, by the Chief Executive Officer; or (v) any serious misconduct or negligence in the course of the executive officer’s employment, as determined by the Board. Under the agreements, a resignation for good reason generally means a resignation within 75 days of the occurrence of the following: (i) the assignment to the executive officer of any duties materially inconsistent with the executive officer’s authority, duties or responsibilities in effect immediately prior to the Change in Control; (ii) a reduction in the executive officer’s base salary as in effect immediately prior to the Change in Control, or diminishment of the executive officer’s incentive compensation opportunity at the Company; (iii) a reduction by the Company in the kind or level of employee benefits to which the executive officer was entitled to immediately prior to such reduction with the result that the executive officer’s overall benefits package provided by the Company is materially reduced; (iv) the Company requiring the executive officer to be based at any office or location more than 50 miles from the Company’s principal headquarters prior to the Change in Control event, except for travel reasonably required in the performance of the executive officer’s responsibilities; or (v) the failure of the Company to obtain agreement from any successor to assume and agree to perform the Change in Control severance agreement.

Assuming the employment of Ramtron’s executive officers had been terminated following a change in control of the Company by the Company without cause or by the executive officer for good reason on August 31, 2012 (the same amounts will be paid upon such a termination anytime thereafter in 2012), without any reduction for purposes of Section 4999 of the Code, each of Ramtron’s executive officers would have been entitled to the following payments and benefits (determined without regard to any accelerated equity incentive compensation vesting, which is described above):

Executive	Severance Pay ($)	Benefits(1) ($)	Total ($)
Eric A. Balzer	962,500	11,809	974,309
Ying Shiau	360,000	2,412	362,412
Peter L. Zimmer	500,000	31,377	531,377
Gery E. Richards	262,500	11,671	274,171

(1)	The calculation of benefits is based on current costs. Such costs may increase in the future.

Director Compensation

Directors who are not employees of the Company are compensated for director services as authorized and approved by the full Board. The Company does not pay directors for meeting attendance, but does reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders’ meetings. Effective January 1, 2011, the directors received annual cash compensation, paid quarterly, is as follows:

Annual Cash Retainer ($)
Board Chairman	50,000
Board Members	30,000
Additional annual amount for foreign-based members only	5,000
Audit Committee Chairman	15,000
Audit Committee members	6,000
Compensation Committee Chairman	9,000
Compensation Committee members	3,500
Nominating and Governance Committee Chairman	5,000
Nominating and Governance Committee members	2,000

Non-employee directors were eligible to be granted stock awards under the 2005 Plan.

Effective December 15, 2011, each non-employee director was granted a restricted stock award of 10,000 shares of stock, with a one-year vesting period. The Company does not have a formal policy concerning the granting of equity awards to non-employee directors.

Director cash and equity compensation is reviewed during the fourth quarter each year with changes in cash compensation made effective at the beginning of the next year. Equity grants are effective as of the fifteenth day of the calendar month in which the grant is approved if such approval date is on or before the fifteenth day of the calendar month. Equity grants are effective as of the fifteenth day of the immediately following calendar month if such approval date is after the fifteenth day of a calendar month in which the grant is approved.

The Company does not provide any quantifiable perquisites and other personal benefits to non-employee directors.

The table below sets forth director compensation for 2011:

Name	Fees Earned or Paid in Cash ($) (1)	Restricted Stock Awards ($) (2) (3)	Stock Option Awards ($)	All Other Compensation ($)	Total ($)
William G. Howard, Jr.	61,500	19,600	0	0	81,100
William L. George	45,750	19,600	0	0	65,350
Theodore J. Coburn	48,750	19,600	0	0	68,350
Eric Kuo	44,000	19,600	0	0	63,600

(1)	Consists of the amounts described above under “Cash Compensation” and individual committee membership.
(2)	On December 15, 2011, each director was granted a restricted stock award for 10,000 shares with a vesting period and service condition of one year. The value of the stock award is $1.96 per share, based on the closing price as reported on the NASDAQ Global Market on December 15, 2011.
(3)	Reflects the aggregate grant date fair value in accordance with FASB ASC Topic 718. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding assumptions underlying the valuation of these equity awards.

Each member of the Strategic Transactions Committee of the Company is paid a per meeting fee of $500 for telephonic meetings and $1,000 for in-person meetings.

For any special meeting of the Board called to consider any matter with which the Strategic Transactions Committee is dealing, the non-employee U.S.-resident directors are paid a per meeting fee of $500 for telephonic meetings and $1,000 for in-person meetings, and non-employee non-U.S.-resident directors are paid $500 for telephonic meetings and $2,000 for in-person meetings. If meetings of the Strategic Transactions Committee and the Board are held on the same day or consecutive days, only one such fee will be payable.

Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred.

The Company’s Amended and Restated Bylaws, as amended, provide that (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions; (2) the Company is permitted to indemnify other employees and agents to the extent that it indemnifies its officers and directors; (3) the Company must advance expenses, as incurred, to its directors and officers in connection with any legal proceeding, subject to certain exceptions; and (4) the rights conferred in the Bylaws are not exclusive.

The Company’s Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL”

Item 4. The Solicitation or Recommendation

The section beginning on page 9 of the Statement under the heading “Solicitation/Recommendation” is deleted in its entirety and replaced with the following:

“The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s’ information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks & Brokers May Call Collect: (212) 750-5833

A form of press release announcing such recommendation is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.”

The third paragraph on page 12 of the Statement under the heading “Background of the Offer” is deleted in its entirety and replaced with the following:

“On March 20, 2011, the 2011 Committee held two telephonic meetings, at which management and representatives of Shearman & Sterling and Needham & Company were present. Mr. Balzer summarized certain conversations with a supplier of the Company and the impact a transaction with Cypress would have on that supplier relationship. Representatives of Needham & Company then provided the 2011 Committee with an overview of their preliminary financial analyses, and received feedback from the Company’s management and the 2011 Committee on those analyses. After discussion, and taking into account the analyses prepared by Needham & Company, the 2011 Committee determined that Cypress’s March 8 proposal was not in the best interest of the Company’s stockholders.”

The following text is added after the last paragraph of the “Background of the Offer” on page 18 of the Statement:

“On July 6, 2012, representatives of Needham & Company called representatives of Greenhill to discuss the Company’s announcement on July 5, 2012. During this discussion, a representative of Needham & Company stated that in order for Cypress to be allowed to participate in the Company’s process to evaluate strategic alternatives, Cypress would be required to sign a confidentiality agreement in substantially the form provided by Needham to Greenhill on June 18, 2012 (the “Confidentiality Agreement”).

Later on July 6, 2012, a representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), outside counsel to Cypress, called a representative of Shearman & Sterling. During this discussion, the representative of WSGR stated that Cypress did not require access to the Company’s confidential information in order to complete its acquisition of the Company, and that agreeing to a standstill provision would be inconsistent with the Offer and would prevent Cypress from communicating with the Company stockholders, which could lead to Cypress terminating the Offer.

On July 11, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, representatives of Shearman & Sterling summarized their discussions with WSGR and WSGR’s views on the Confidentiality Agreement, and Needham & Company’s representatives summarized their discussions with Greenhill.

On July 15, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives.

On July 17, 2012, the Board convened a meeting, at which management was present to discuss various matters. The Board reconvened the meeting on July 18, 2012, at which representatives of Needham & Company and Shearman & Sterling joined by telephone, for a discussion of the most recent developments with respect to the Company’s exploration of strategic alternatives.

On July 23, 2012, representatives of Needham & Company called representatives of Greenhill. During this conversation, a representative of Needham & Company stated that the Board was prepared to consider proposed changes to the Confidentiality Agreement.

On July 25, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives.

On July 26, 2012, WSGR sent to Shearman & Sterling proposed revisions to the Confidentiality Agreement, including, among others, the deletion of the standstill provision.

On July 27, 2012, representatives of Greenhill called representatives of Needham & Company to confirm the Company’s receipt of the revised draft of the Confidentiality Agreement and to reiterate, among other items, that a standstill provision was not acceptable to Cypress. Also on July 27, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, representatives of Shearman & Sterling summarized the revisions to the Confidentiality Agreement proposed by Cypress, and representatives of Needham & Company summarized their discussions with Greenhill.

On July 28, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to further discuss the Company’s exploration of strategic alternatives and the proposed Confidentiality Agreement with Cypress.

On July 30, 2012, representatives of Shearman & Sterling discussed with WSGR the proposed revisions to the Confidentiality Agreement.

On July 31, 2012, representatives of Greenhill called representatives of Needham & Company to inquire about the status of the Company’s review of the draft of the Confidentiality Agreement provided by WSGR.

Also on July 31, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, representatives of Shearman & Sterling summarized their discussions with WSGR and WSGR’s views on the Confidentiality Agreement, and representatives of Needham & Company summarized their discussions with Greenhill.

On August 3, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, the Committee provided guidance to representatives of Shearman & Sterling as to acceptable changes to the Confidentiality Agreement. Later on August 3, 2012, representatives of Shearman & Sterling, on behalf of the Company, sent WSGR a revised draft of the Confidentiality Agreement with changes including a modified standstill provision that would permit Cypress to pursue the Offer (and potential associated activities such as a consent solicitation and/or litigation) so long as the Offer price was not reduced from the then-current $2.68 per Share (although such a reduction would be permitted in the event of a sector-wide downturn).

Also on August 3, 2012, the following letter was sent by email on behalf of Cypress to the members of the Board:

August 3, 2012

Gentlemen:

It has now been over eight weeks since we made public our offer to buy Ramtron. Despite this considerable amount of time, you do not seem to be any closer to providing your stockholders with a fair opportunity to consider our offer or a transaction that delivers immediate and certain value in excess of what we have offered. This morning, we extended our tender offer another two weeks.

Our decision to maintain our offer at a price of $2.68 per share was made against the backdrop of Ramtron’s ongoing weak performance. As the recently-announced failure to meet expectations for the second quarter clearly shows, the company’s “transformation” is not proceeding at the rate management promised. Contrary to your assertion in recommending that stockholders reject our offer, Ramtron does not appear to be “gaining traction” in the marketplace. The weak guidance provided for the third quarter, which is traditionally Ramtron’s strongest, was a surprise and was specifically questioned by even the select few allowed to participate in the recent earnings call. We share the concerns of many of your stockholders regarding Ramtron’s deteriorating financial performance and liquidity. We are committed to an acquisition of Ramtron, but our patience to stand by as value at Ramtron continues to slip away is not unlimited. If the board continues to delay while the company’s prospects deteriorate, we are not able to guarantee your stockholders the same valuation will continue to be available.

We remain willing to proceed with our offer without access to any of Ramtron’s confidential information. In response to your request, we recently provided a markup to your draft confidentiality agreement that includes appropriate protections for both companies. Our hope was that by requesting this agreement, you were finally signaling that you are willing to seriously discuss a negotiated transaction, which we have always said is our preferred outcome.

The response that we received is disappointing. You continue to insist that we agree to “standstill” and other restrictions that impede our ability to pursue our offer. We will not have our hands tied just so that you can provide us with management projections, which we do not need and believe are inherently unreliable given both the nature of the industry and Ramtron’s record of missing three of the last four years of its own earnings guidance.

You have still not given any indication of when Ramtron’s strategic review process might conclude and no explanation of how, or if, it will result in the delivery of superior value to your stockholders. By your own admission, the process may result in the company electing to continue as an independent entity or pursuing a transaction that does not result in a liquidity event for stockholders. We have been patient during this process, but we share the growing frustration of many of your other stockholders that it has now gone on far too long with much too little transparency. Your stockholders are entitled to know the answers to the following questions:

•	Has the board re-evaluated our offer in light of Ramtron’s second quarter results and current stock price, which is now below our offer price?

•	Why hasn’t the board given Ramtron’s stockholders the opportunity to assess the reasonableness of the company’s projections for themselves?

•	Did the board and its advisors rely upon projections last year when our prior acquisition proposal was rejected and, if so, how do they compare to Ramtron’s actual results?

•

When is the deadline for the submission of definitive proposals from bidders in the strategic review process so that stockholders will be able to evaluate other potential transactions relative to our offer?

Your decision to keep even this most basic information from your stockholders naturally leads to questions about the credibility of the process that you are conducting.

We believe that Ramtron has had more than adequate time to bring its strategic review process to completion and the failure to do so can lead to only one conclusion: you are unable to find a transaction that is superior to our offer. If you are stalling in the hope that we will lose interest in an acquisition, it bears repeating that we are committed to acquiring Ramtron and that commitment will not waiver. We will not allow you an unlimited amount of time to stand in the way of our offer while failing to provide your stockholders with a fair opportunity to consider it or a superior alternative.

If the board and management continue to entrench themselves and destroy stockholder value through continued poor performance and an undefined strategic process, we may be forced to seek out new directors who are more committed to maximizing value for your stockholders.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

On August 4, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the letter received from Cypress on August 3, 2012.

On August 5, 2012, a representative of WSGR left a message with a representative of Shearman & Sterling to the effect that the revised draft of the Confidentiality Agreement continued to be unacceptable to Cypress.

On August 6, 2012, representatives of Greenhill called representatives of Needham & Company to discuss, among other items, the status of the Offer. Also on August 6, 2012, Cypress re-sent to the Board the August 3, 2012 letter described above, and extended the expiration date of the Offer to 5:00 p.m., New York City time, on August 17, 2012.

On August 13, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, the representatives of Shearman & Sterling updated the Committee on the position of WSGR with respect to the Confidentiality Agreement. The Committee authorized Needham & Company to begin substantive discussions regarding a potential transaction, and provided guidance to representatives of Needham & Company with respect to the content and scope of such discussions.

On August 14, 2012, representatives of Needham & Company spoke with representatives of Greenhill about, among other items, the status of the Company’s process of exploring strategic alternatives.

On August 15, 2012, representatives of Greenhill spoke with representatives of Needham & Company, and representatives of WSGR spoke with a representative of Shearman & Sterling. These discussions principally focused on ways in which Needham & Company and Greenhill could commence substantive discussions regarding a transaction. Representatives of Greenhill and WSGR indicated that Cypress was prepared to sign the Confidentiality Agreement in the form provided by Cypress on July 26, 2012 in advance of these discussions, and was also willing to allow these discussions to occur without a confidentiality agreement.

On August 16, 2012, a representative of Needham & Company communicated to a representative of Greenhill that the Board had authorized Needham & Company to have a general discussion with Greenhill without Cypress signing the Confidentiality Agreement.

On August 18, 2012, representatives of Greenhill spoke with representatives of Needham & Company about the process for the discussions between Needham & Company and Greenhill.

On August 19, 2012, representatives of Greenhill spoke with representatives of Needham & Company about general valuation methods based on publicly-available information.

On August 20, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, the Committee discussed Shearman & Sterling’s communications with WSGR and Needham & Company’s conversations with Greenhill.

On August 23, 2012, representatives of Needham & Company again spoke with representatives of Greenhill about general valuation methods based on publicly-available information.

Also on August 23, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, the Committee discussed Needham & Company’s most recent conversations with Greenhill.

On August 24, 2012, representatives of Needham & Company spoke with representatives of Greenhill.

On August 27, 2012, Cypress announced that it increased its purchase price to $2.88 per Share from $2.68 per Share, and had extended the expiration date of the Offer to 5:00 p.m., New York City time, on September 11, 2012.

Also on August 27, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, the Committee discussed the Offer and Needham & Company’s most recent conversations with Greenhill.

On August 30, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives, including a continuation of its discussion and assessment of the Offer. As part of this discussion, the Committee provided guidance to representatives of Needham & Company and Shearman & Sterling with respect to initiating a discussion with counsel to Cypress as to the possible non-price terms of a merger agreement that could be utilized in the event that the Company and Cypress decided to do a negotiated transaction, and authorized Shearman & Sterling to prepare and send a draft of such agreement to WSGR. Representatives of Needham & Company summarized certain preliminary financial analyses related to the $2.88 per Share price offered in the revised Offer.

On August 31, 2012, representatives of Needham & Company called representatives of Greenhill to discuss a potential process for negotiating a merger agreement that could be utilized in the event that the Company and Cypress decided to do a negotiated transaction. Also on August 31, 2012, a representative of Shearman & Sterling called a representative of WSGR to discuss a potential merger agreement, including certain non-price terms of such an agreement.

On September 2, 2012, representatives of Shearman & Sterling provided a draft merger agreement to WSGR.

On September 4, 2012, a representative of WSGR called a representative of Shearman & Sterling to provide initial feedback with respect to the draft merger agreement.

On September 4, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, representatives of Needham & Company summarized their discussions with representatives of Greenhill, and representatives of Shearman & Sterling summarized their discussions with representatives of WSGR. The Committee then authorized the representatives of Needham & Company to convey to the representatives of Greenhill that a price per Share of $3.50 would likely position Cypress well in the Company’s exploration of strategic alternatives.

On September 5, 2012, representatives of Needham & Company called representatives of Greenhill to communicate the above-referenced price guidance. Later on September 5, 2012, representatives of WSGR provided a revised draft merger agreement to Shearman & Sterling.

On September 6, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to discuss the most recent developments with respect to the Company’s exploration of strategic alternatives. As part of this discussion, representatives of Needham & Company and Shearman & Sterling summarized their discussions with representatives of Greenhill and WSGR, respectively, and representatives of Shearman & Sterling summarized the revisions made to the merger agreement by WSGR in the revised draft received on September 5, 2012.

Also on September 6, 2012, representatives of Shearman & Sterling had several discussions with representatives of WSGR regarding the revised draft merger agreement. Additionally, on September 6, 2012, representatives of Greenhill and Needham & Company had a teleconference regarding the progress being made on the draft merger agreement and the process by which further discussions regarding value might occur.

On September 7, 2012, representatives of Shearman & Sterling provided a revised draft merger agreement to WSGR.

On September 8, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present. Representatives of Needham & Company discussed with the Board Needham & Company’s financial analyses related to the Offer of $2.88 per Share and addressed the Board’s questions concerning those analyses. In addition, representatives of Shearman & Sterling reminded the Board of its fiduciary duties in connection with the evaluation of, and response to, an unsolicited acquisition proposal. A discussion then ensued covering various topics, including management’s views regarding the Company’s business, financial condition and future prospects, and during which representatives of Shearman & Sterling and Needham & Company addressed various questions and topics of discussion raised by the Board related to the Offer and the process to explore strategic alternatives (including the ongoing discussion with representatives of Cypress’s financial advisor and outside counsel regarding a potential negotiated transaction with Cypress). Following discussion, Needham & Company rendered an oral opinion to the Board, subsequently confirmed in writing, that as of September 8, 2012 and based upon and subject to the assumptions and other matters set forth in its written opinion (a copy of which is attached as Annex C hereto), the $2.88 per Share consideration proposed to be paid to the holders of the Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. After discussion, the members of the Board unanimously determined that the Offer of $2.88 per Share is inadequate, undervalues the Company and is not in the best interests of the Company or its stockholders and unanimously determined to recommend that the Company’s stockholders reject the Offer of $2.88 per Share and not tender their Shares into the Offer.”

The section titled “Reasons for the Recommendation” beginning on page 18 of the Statement is deleted in its entirety and replaced with the following:

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and the Committee and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, does not reflect the intrinsic value of the Company, and is not in the best interest of Ramtron and its stockholders. Accordingly, the Board recommends that holders of Shares REJECT THE OFFER and NOT TENDER their Shares pursuant to the Offer.

In reaching its determination to recommend that stockholders reject the Offer, the Board considered numerous factors, including, but not limited to, the following:

“(1) The Offer Undervalues the Company’s F-RAM Intellectual Property and Long-Term Growth Prospects, and Seeks to Capture Long Term Value that Rightly Belongs to Ramtron Stockholders.

The Board believes that the Offer undervalues the Company’s F-RAM intellectual property and long-term growth prospects, and seeks to capture long term value that rightly belongs to Ramtron stockholders because:

•	the Company possesses valuable F-RAM intellectual property and F-RAM technological expertise;

•	recent operational improvements and new product introductions have strengthened the Company’s competitive position and enlarged the Company’s addressable market;

•

the new manufacturing agreement with ROHM Co., Ltd. offers the Company an established F-RAM manufacturing line with attractive cost structures and a valuable partner to help further expand the Company’s addressable market for its F-RAM based products;

•

the Company is gaining traction with its demand creation initiatives to drive global adoption of its F-RAM solutions and fully exploit the untapped opportunities for F-RAM-based low energy and high data integrity solutions in the semiconductor market; and

•	recent design wins and planned new product introductions support the Company’s goal of resuming revenue growth beginning in 2013.

No assurances or guarantees can be given that the foregoing factors will lead to increases in the Company’s intrinsic value.

(2) The Board’s Assessment of the Process Being Conducted by Ramtron’s Management, with the Assistance of Ramtron’s Advisors, to Explore Strategic Alternatives is in the Best Interests of the Company’s Stockholders.

The Board is committed to acting in the best interest of the Company’s stockholders and in June instructed the Company’s management, with the assistance of the Company’s advisors, to explore strategic alternatives, including, but not limited to:

•	a sale of the Company (including pursuant to a potential negotiated transaction with Cypress);

•	a strategic alignment with one or more investors or joint venture counterparties;

•	other potential strategic transactions to recognize the long-term value of the Company for its stockholders; or

•	continuing with the Company’s current growth plans.

As part of this process, the Company’s management, with the assistance of the Company’s financial advisors, engaged in discussions with a number of other parties, including major semiconductor companies, regarding a potential transaction, entered into confidentiality agreements with certain parties and provided those parties an opportunity to engage in a due diligence review of confidential information.

No assurance can be given as to whether any of these contacts will result in a proposed transaction, whether any transaction that may be proposed as a result of such process would be acceptable to the Company and the Board or whether any such proposed transaction will be announced or consummated. While the Board has not made any decision to sell the Company, the Board believes that the Offer must be evaluated against the Company’s well established long-term strategy for stockholder value creation and the prospect of other potential transactions (including a potential negotiated transaction with Cypress) which, if consummated, could yield greater long- or short-term value to stockholders than the Offer. Given that the Board believes that premature disclosure would jeopardize the Company’s ability to continue negotiations with respect to such a transaction, the Board has instructed management not to disclose the parties, nature or terms of any potential transaction unless and until an agreement in principle or definitive agreement is signed, except as otherwise required by law.

(3) Ramtron Has Received an Inadequacy Opinion from its Financial Advisor.

Needham & Company delivered an oral opinion to the Board on September 8, 2012, subsequently confirmed in writing, that, as of September 8, 2012, and based upon and subject to the assumptions and other matters set forth in its written opinion, the $2.88 per Share consideration proposed to be paid to the holders of the Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Needham & Company, dated September 8, 2012, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company in connection with such opinion, is attached as Annex C hereto. Needham & Company provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Needham & Company is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or vote or act on any other matter.

(4) The Offer’s Conditions Create Uncertainty and Risk.

The Board believes that the numerous conditions set forth in the Offer create uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person — Tender Offer and Proposed Merger” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including the following conditions:

•

there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including Purchaser), shall constitute a majority of the then outstanding Shares on a fully diluted basis;

•	the Board redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger;

•

the Board having approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 or Purchaser being satisfied that such Section 203 does not apply to or otherwise restrict the Offer or the Proposed Merger;

•	Ramtron not having entered into or effected any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Cypress’s ability to acquire Ramtron;

•	no person shall have made or proposed a tender or exchange offer for some or all of the Shares;

•

there being no action pending, instituted or threatened before any governmental authority (x) seeking, or which in the reasonable judgment of Purchaser is likely to result in, any material diminution in the benefits expected to be derived by Cypress in connection with the Offer or (y) relating to the Offer which, in the reasonable judgment of Purchaser, might materially adversely affect Ramtron or Cypress or the value of the Shares;

•

there being no event, condition, development, circumstance, change or effect existing or threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of the Offer, in the reasonable judgment of Cypress, is or is reasonably likely to be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of Ramtron and its subsidiaries, taken as a whole, or no awareness by Cypress of any facts, regardless of the date of occurrence, that, in the reasonable judgment of Cypress, are or are reasonably likely to be materially adverse to either the value of Ramtron and its subsidiaries, taken as a whole, or the value of the Shares to Cypress;

•

there being no (a) general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) in the reasonable judgment of Purchaser, declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, the European Union or elsewhere, (c) limitation (whether or not mandatory) by any governmental authority on, or other event which, in the reasonable judgment of Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (d) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (e) in the reasonable judgment of Purchaser, material adverse change (or development or threatened development involving a prospective material adverse change) in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (f) change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that could, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Cypress and its subsidiaries, taken as a whole, or Ramtron and any of its subsidiaries, taken as a whole, (g) decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the business day immediately preceding the time of commencement of the Offer or any material adverse change in the market price in the Shares, (h) in the reasonable judgment of Purchaser, nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States or European Union, or the taking of possession of any such bank by a governmental or regulatory authority, (i) in the reasonable judgment of Purchaser, default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (j) in the reasonable judgment of Purchaser, material adverse change in the market price of the Shares or in the United States or European securities or financial markets or (k) in the case of any of the foregoing existing at the time of commencement of the Offer, material acceleration or worsening thereof;

•

Ramtron not (a) releasing or relinquishing any material contract or taking any comparable action not in the ordinary course of business consistent with past practice, (b) authorizing, recommending, proposing, announcing its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Ramtron or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates, (c) adopting, entering into or amending any employment, severance, change of control, retention or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business consistent with past practice or entering into or amending any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation of any merger or other business combination involving Ramtron, (d) except as may be required by law, taking any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended);

•	there being no impairment or adverse affect on any material contractual right of Ramtron or any of its subsidiaries;

•

there being no material amount of indebtedness of Ramtron or any of its subsidiaries being accelerated or otherwise becoming due or becoming subject to acceleration prior to its stated due date, as a result of or in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of any merger or other business combination involving Ramtron (other than following the acceptance for payment of Shares pursuant to this Offer, acceleration, if any, of Ramtron’s long-term indebtedness); and

•

there being no covenant, term or condition in any instrument, license or agreement of Ramtron or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of Ramtron or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or its consummation of any merger or other business combination involving Ramtron).

The Board believes that the effect of these conditions is that the Company’s stockholders cannot be assured that Cypress will be required to consummate the Offer. Compliance with some of these conditions could restrict the Company’s ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice. In addition, the Schedule TO provides that the conditions are for the sole benefit of Purchaser, Cypress and their respective affiliates and may be asserted by Purchaser or Cypress regardless of the circumstances giving rise to any such condition, other than any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained as described herein, may be waived by Purchaser or Cypress in whole or in part at any time and from time to time prior to the expiration of the Offer in their reasonable discretion in whole or in part at any time and from time to time prior to the expiration of the Offer, and thereafter in relation to any condition dependent upon the receipt of any governmental or regulatory approvals.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.”

Item 5. Person/Assets Retained, Employed, Compensated or Used

The section beginning on page 22 of the Statement under the heading “Needham & Company” is deleted in its entirety and replaced with the following:

“The Company has retained Needham & Company in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer and a potential sale transaction involving the Company.

Pursuant to an engagement letter dated June 13, 2012, the Company retained Needham & Company to act as exclusive financial advisor in connection with strategic planning and merger and acquisition activities. The Company has agreed to pay Needham & Company customary fees for its services, portions of which became payable upon Needham & Company’s deliveries of its opinions on July 3, 2012, and September 8, 2012, a significant portion of which would be payable in the event the Company remains independent after a specified period of time, and a substantial portion of which is contingent on certain sale transactions involving the Company (including the Offer, if consummated). In addition, the Company has agreed to reimburse Needham & Company for all of its reasonable out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Board to act as its exclusive financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham’s familiarity with the Company and its industry generally. In the past two years, Needham & Company acted as financial advisor to the Company in connection with Cypress’s March 2011 acquisition proposal and acted as sole book-running manager for the Company’s public offering of Shares in July 2011. Needham & Company has not in the past two years provided investment banking or financial advisory services to Cypress or its affiliates. Needham & Company may in the future provide investment banking and financial advisory services to Cypress, the Company or their respective affiliates unrelated to the Offer or the Proposed Merger, for which services Needham & Company would receive additional compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of Cypress and the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.”

Item 8. Additional Information

The section beginning on page 24 of the Statement under the heading “Golden Parachute Compensation” is deleted in its entirety and replaced with the following:

“The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Offer and Proposed Merger, assuming that the Proposed Merger closing date is August 31, 2012, the named executive officers are terminated on the same day, and the vesting of all outstanding stock options and restricted stock units is accelerated in full.

Golden Parachute Compensation

Name	Severance Pay (1) ($)	Cash Consideration for Equity (2) ($)	Perquisites/ Benefits (3) ($)	Total ($)
Eric A. Balzer	962,500	592,006	11,809	1,566,315
Gery E. Richards	262,500	129,920	11,671	404,091
Ying Shiau	360,000	147,957	2,412	510,369
Peter L. Zimmer	500,000	404,142	31,377	935,519

(1)

Assumes a qualifying termination within 60 days preceding and 12 months after a change in control and based upon a change in control on August 31, 2012; amounts generally are paid in equal monthly installments over the 12-month period commencing on the 61st day after termination of employment; amounts reflect payment annual base salary multiplied by two-and-one-half (for Mr. Balzer), by two (for Mr. Zimmer), and one-and-one-half (for Mr. Richards, and Mr. Shiau), with base salary determined as of the first day of the year in which the Change in Control occurs (January 1, 2012 assuming a change in control on August 31, 2012) except for Mr. Richards whose base salary for these purposes is his base salary payable in connection with his promotion to chief Financial Officer (as set forth in the Current Report on Form 8-K filed by the Company with the SEC on May 9, 2012).

(2)	Assumes all outstanding equity awards become fully vested upon a change in control. (Such vesting acceleration also would occur upon a qualifying termination within 60 days preceding and 12 months after a change in control per existing Change in Control Severance Agreements.) Calculation is based on a change in control on August 31, 2012, and $2.88, which is the per Share cash amount to be paid for each share of Company Common Stock in the Offer and Proposed Merger. Consists of the cash value of the stock options and Shares of restricted stock that fully vest (and excludes Shares covered by stock options that already had vested); realization of this amount is not conditioned upon a termination of the executive’s employment as vesting accelerates in the event of a change in control where the acquiring company refuses to assume or substitute for outstanding stock options and restricted stock. The value of cash payments related to stock options is determined based on the excess, if any, of $2.88, which is the per Share cash amount to be paid for each share of Company Common Stock in the Offer and Proposed Merger, over the exercise price, multiplied by the number of Shares covered by each stock option that would vest upon a change in control. The value of cash payments related to Shares of restricted stock is $2.88 multiplied by the number of Shares of restricted stock that would vest upon a change in control.

(3)	Assumes a qualifying termination within 60 days preceding and 12 months after a change in control based upon a change in control on August 31, 2012; consists of the cost to continue participation in the Company’s group health plan for 12 months (18 months for Mr. Balzer and Mr. Zimmer) based on current costs (such costs may increase in the future).”

The section beginning on page 28 of the Statement under the heading “United States Antitrust Clearance” is deleted in its entirety and replaced with the following:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Cypress notified the Company that it filed a Notification and Report Form on June 15, 2012 with respect to the Offer with the FTC and the DOJ and Ramtron submitted a responsive Notification and Report Form with the FTC and the DOJ on June 25, 2012. Cypress subsequently notified the Company that on July 2, 2012 it voluntarily withdrew its Notification and Report Form filed on June 15, 2012, and re-filed a Notification and Report Form with respect to the Offer with the FTC and the DOJ in order to begin a new waiting period pursuant to the HSR Act and provide the FTC and DOJ with additional time to review the purchase of Shares pursuant to the Offer. The waiting period applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on July 17, 2012, without any action having been taken by the FTC or the Antitrust Division.”

The section beginning on page 29 of the Statement under the heading “Foreign Antitrust Considerations” is deleted in its entirety and replaced with the following:

“Ramtron and Cypress and their respective subsidiaries conduct business in a number of countries outside of the United States in which the Company’s products are currently sold. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Cypress and its subsidiaries. There can be no assurance that Purchaser and Cypress will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Purchaser may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

Pursuant to the requirements of German merger control laws, the Company understands that Cypress filed a notification with respect to the Offer with the German Federal Cartel Office (the “FCO”) on June 15, 2012. On July 9, 2012, Cypress received the necessary regulatory clearance from the FCO approving the purchase of Shares pursuant to the Offer.”

Item 9. Materials to Be Filed as Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(14)	Press Release dated September 10, 2012 (incorporated by reference to the Schedule 14A filed with the SEC by Ramtron International Corporation on September 10, 2012)

(a)(15)	Opinion of Needham & Company, LLC dated September 8, 2012 (included as Annex C to this Statement)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RAMTRON INTERNATIONAL CORPORATION

By:	/s/ Gery E. Richards
Name:	Gery E. Richards
Title:	Chief Financial Officer

Dated: September 10, 2012

Annex C

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

September 8, 2012

Board of Directors

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

Gentlemen:

We understand that Cypress Semiconductor Corporation (“Cypress”) and Rain Acquisition Corp., a wholly-owned subsidiary of Cypress (“Offeror”), have commenced an offer to acquire Ramtron International Corporation (the “Company”). Upon the terms and subject to the conditions set forth in the offer to purchase dated June 21, 2012, as amended as of August 27, 2012 (the “Offer to Purchase”), and related letter of transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Cypress and Offeror with the Securities and Exchange Commission (the “Commission”) on June 21, 2012, as amended through Amendment No. 6 thereto (as amended, the “Schedule TO”), the Offeror has commenced an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and the associated preferred stock purchase rights at a price of $2.88 per share, net to the seller in cash, without interest (the “Consideration”). We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror (or one of Cypress’s subsidiaries) intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which the remaining public stockholders of the Company would receive the same price paid per share of Company Common Stock pursuant to the Offer, without interest.

You have asked us to advise you as to the adequacy, from a financial point of view, to the holders of Company Common Stock (other than Cypress, Offeror and their respective affiliates (collectively, the “Cypress Parties”)) of the Consideration proposed to be paid to such holders pursuant to the Offer.

For purposes of this opinion we have, among other things: (i) reviewed the terms and conditions of the Offer as set forth in the Schedule TO and the exhibits thereto; (ii) reviewed the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 filed by the

Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910

California Offices: 3000 Sand Hill Road, Building 1, Menlo Park, CA 94025 (650) 854-9111

100 Spear Street, San Francisco, CA 94105 (415) 262-4860

Board of Directors

Ramtron International Corporation

September 8, 2012

Needham & Company, LLC

Company with the Commission on July 5, 2012, as amended through Amendment No.3 thereto to be filed with the Commission, in the form approved by you on the date of this opinion (as amended, the “Schedule 14D-9”); (iii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iv) reviewed the historical stock prices and trading volumes of Company Common Stock; (v) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (vi) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (viii) reviewed the financial terms of certain business combinations that we deemed generally relevant; (ix) reviewed the pro forma impact on Cypress of the proposed Transactions, including certain cost synergies that would result from such a combination; and (x) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed that the Transactions, if consummated, would be completed as described in the Offer to Purchase. We have also assumed, with your consent, that Amendment No. 3 to the Schedule 14D-9, when filed, will conform to the version reviewed by us in all material respects. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. In reviewing the pro forma impact on Cypress of the proposed Transactions, we have assumed, with your consent, that published research analyst projections represent reasonable estimates as to the future financial performance of Cypress and we have relied, without independent verification, upon the estimates of management of the Company of potential cost synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Transactions. We express no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Cypress or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Cypress or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we

Board of Directors

Ramtron International Corporation

September 8, 2012

Needham & Company, LLC

assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the adequacy, from a financial point of view, to the holders of Company Common Stock (other than the Cypress Parties) of the Consideration proposed to be paid to such holders pursuant to the Offer and we express no opinion as to the adequacy or fairness of the Transactions to, or any consideration offered in connection therewith by, the Cypress Parties or the holders of any other class of securities, creditors or other constituencies of the Company, or as to the relative merits of the Transactions as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of the Company or the Cypress Parties, or any class of such persons, relative to the Consideration or with respect to the adequacy or fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transactions. We are also not expressing any opinion as to the prices at which Company Common Stock will actually trade at any time.

We have been engaged by the Company as financial advisor in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company, and will receive fees for our services, a portion of which is payable upon delivery of this opinion, a portion of which is payable in the event the Company remains independent after a specified period of time, and a substantial portion of which is contingent on certain sale transactions involving the Company (including the Offer, if consummated). In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have, in the past, provided investment banking and financial advisory services to the Company for which we have received compensation, including, within the past two years, acting as financial advisor in connection with strategic planning and merger and acquisition activities, including Cypress’s previous acquisition proposal in 2011, and acting as sole book-running manager for the Company’s public offering of Company Common Stock in July 2011. We have not in the past two years provided investment banking or financial advisory services to the Cypress Parties. We may in the future provide investment banking and financial advisory services to the Company, Cypress and their respective affiliates unrelated to the Transactions, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Cypress for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in the Schedule 14D-9 provided that this letter is quoted in full in the Schedule 14D-9. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Board of Directors

Ramtron International Corporation

September 8, 2012

Needham & Company, LLC

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Company Common Stock (other than the Cypress Parties) pursuant to the Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC